Exhibit 99.1

2009

SECOND QUARTER REPORT

Interim consolidated financial statements

March 31, 2009

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	March 31, 2009	September 30, 2008
	(unaudited)	(audited)

ASSETS

Current
Cash and cash equivalents	$4,963,105	$12,666,749
Accounts receivable	1,674,223	662,665
Reclamation receivable (note 5)	1,107,421	-
Marketable securities (note 3)	29,670	29,660
Prepaid expenses and deposits	91,192	167,078
Restricted deposits (note 5)	-	985,707
	7,865,611	14,511,859

Property and equipment (note 4)	785,668	882,919
Mineral properties (note 5)	41,561,307	38,319,555

	$50,212,586	$53,714,333

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$532,869	$1,886,729
Asset retirement obligation	-	55,115
	532,869	1,941,844

Asset retirement obligations	100,619	90,392

Shareholders' Equity
Share capital (note 7)	108,370,841	108,370,841
Contributed surplus (note 7)	9,221,110	9,031,777
Deficit	(68,012,853)	(65,720,521)
	49,579,098	51,682,097

	$50,212,586	$53,714,333
Nature of operations and going concern (note 1)
Commitments (note 12)
Subsequent events (note 5, 12 and 13)

On behalf of the Board:

/s/ “Michael Hopley” Michael Hopley, Director	/s/ “Dorian L. Nicol” Dorian L. Nicol, Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)
(unaudited)

	For the Three Months Ended		For the Six Months Ended
	March 31		March 31
	2009	2008	2009	2008
	$	$	$	$
MINERAL PROPERTY EXPENSE
Mineral property costs recovered (note 5)	(120,205)	-	(120,205)	344,317
Property investigations	27,035	49,485	105,556	117,323
Accretion on asset retirement obligation	1,497	3,271	2,962	6,289
	(91,673)	52,756	(11,687)	467,929
EXPENSES
Employee salaries and fees to directors and contractors	388,930	451,857	1,154,164	901,727
Stock-based compensation (note 8)	76,616	380,503	145,886	689,093
Public, government and investor relations	186,072	255,445	396,380	538,472
Audit, legal and other professional fees	205,456	135,367	360,563	328,245
Administration	211,636	160,307	393,904	331,545
Travel	156,829	121,459	324,522	283,305
Regulatory fees	32,322	57,513	36,221	62,520
	1,257,861	1,562,451	2,811,640	3,134,907

OTHER ITEMS
Interest income	(4,476)	(238,030)	(58,129)	(568,957)
Unrealized gain on marketable securities	(3,831)	-	(10)	-
Recovery of office relocation costs	-	-	-	(142,225)
Foreign exchange gain	(253,671)	(117,835)	(449,482)	(60,588)
	(261,978)	(355,865)	(507,621)	(771,770)
NET LOSS	(904,210)	(1,259,342)	(2,292,332)	(2,831,066)
Deficit, beginning of period	(67,108,643)	(52,000,361)	(65,720,521)	(50,428,637)
Deficit, end of period	(68,012,853)	(53,259,703)	(68,012,853)	(53,259,703)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.02)
Weighted average number of outstanding shares	122,697,859	122,285,591	122,697,859	122,597,859

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)
(unaudited)

	For the Three Months Ended		For the Six Months Ended
	March 31		March 31
	2009	2008	2009	2008
	$	$	$	$
Net loss for the period	(904,210)	(1,259,342)	(2,292,332)	(2,831,066)
Other comprehensive income:
Unrealized losses on available-for-sale investments	-	(170,372)	-	(274,853)
Comprehensive loss for the period	(904,210)	(1,429,714)	(2,292,332)	(3,105,919)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

	For the Three Months Ended		For the Six Months Ended
	March 31		March 31
	2009	2008	2009	2008
	$	$	$	$
CASH FLOWS TO OPERATING ACTIVITIES
Net loss	(904,210)	(1,259,342)	(2,292,332)	(2,831,066)
Items not affecting cash:
Mineral property costs recovered (note 5)	(120,205)	-	(120,205)	344,317
Stock-based compensation expense	76,616	380,503	145,886	689,093
Unrealized gain on marketable securities	(3,831)	-	(10)	-
Amortization	48,844	26,925	70,464	50,516
Accretion on asset retirement obligation	1,497	3,271	2,962	6,289
Asset retirement expenditures	(3,419)	-	-	-
Unrealized foreign exchange gain	(336,163)	10,529	(466,959)	12,129
	(1,240,871)	(838,114)	(2,660,194)	(1,728,722)
Net changes in operating balances:
Accounts receivable	(710,532)	63,283	(771,223)	(51,918)
Prepaid expenses and deposits	58,940	(21,902)	75,886	84,129
Accounts payable and accrued liabilities	(325,808)	(345,490)	(281,430)	(386,409)
	(2,218,271)	(1,142,223)	(3,636,961)	(2,082,920)

CASH FLOWS TO INVESTING ACTIVITIES
Proceeds on disposal of property and equipment	-	50,000	-	50,000
Purchase of property and equipment	(7,184)	(38,428)	(12,920)	(355,494)
Mineral property option payments	450,000	-	825,000	-
Mineral property expenditures	(1,699,297)	(3,684,130)	(4,878,763)	(8,617,849)
	(1,256,481)	(3,672,558)	(4,066,683)	(8,923,343)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	-	-	-	427,085
Deferred reorganization costs	-	(7,620)	-	(108,123)
	-	(7,620)	-	318,962
Change in cash and cash equivalents for period	(3,474,752)	(4,822,401)	(7,703,644)	(10,687,301)
Cash and cash equivalents, beginning of period	8,437,857	26,548,185	12,666,749	32,413,085
Cash and cash equivalents, end of period	4,963,105	21,725,784	4,963,105	21,725,784

Supplemental cash flow information:
Cash paid during the period for interest	-	1,549	-	2,456
Cash paid during the period for income taxes	-	-	-	-
Non-cash transactions (note 9)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the “Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

The Company has not generated revenues from operations. These unaudited interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company presently has sufficient financial resources to undertake its currently planned exploration programs for the next twelve months. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing to raise substantial funds for the capital expenditures required to achieve planned principal operations. The Company will be required to seek additional financing and while the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the year ended September 30, 2008 (the “Annual Financial Statements”) except as discussed in this note. These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2009. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

Recent Accounting Pronouncements

Newly adopted

Effective October 1, 2008 the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company’s ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. (See note 1)

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

Effective January 1, 2009 the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062 and Section 3450, Research and Development Costs, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company presently does not have any goodwill and therefore the adoption of this new policy has no impact on the Company at the present time.

Future

In 2006, the Accounting Standards Board (“AcSB”) announced that the accounting standards in Canada are to be converged with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the use of IFRS will be required by January 1, 2011 with appropriate comparative data from the prior year. Accordingly the Company will be required to present its financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. The impact of these new standards on the Company’s financial statements is currently being evaluated by management but the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

	March 31,	September 30,
	2009	2008
	$	$

Condor Resources PLC	27,670	25,660
Nanika Resources Inc. (formerly New Cantech Ventures Inc.)	2,000	4,000
	29,670	29,660

4. PROPERTY AND EQUIPMENT

	March 31, 2009			September 30, 2008
		Accumulated	Net Book		Accumulated Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Land	47,833	-	47,833	47,833	–	47,833
Buildings	354,873	91,656	263,217	354,873	87,573	267,300
Computer and electronic equipment	112,047	59,098	52,949	116,005	47,427	68,578
Vehicles	172,431	137,122	35,309	172,431	124,955	47,476
Office and field equipment	379,949	145,787	234,162	370,578	114,049	256,529
Software	153,718	92,957	60,761	150,168	56,710	93,458
Leasehold improvements	120,554	29,117	91,437	120,554	18,809	101,745
	1,341,405	555,737	785,668	1,332,442	449,523	882,919

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

5. MINERAL PROPERTIES

		Six months ended March 31, 2009
	Uranium		Gold
	Slovakia	Slovakia	Slovakia	Northern	Total
	Kuriskova	Other	Kremnica	Ireland
	$	$	$	$	$
Balance, September 30, 2008	11,565,011	3,459,607	11,986,844	11,308,093	38,319,555
					-
Acquisition costs	-	-	-	-	-
					-
Option receipts	-	-	-	(825,000)	(825,000)
					-
Exploration and development					-
Licenses and permits	2,475	8,396	22,284	111,842	144,997
Mapping and surveying	425	1,507	108	-	2,040
Drilling and assays	2,140,927	530,389	101,958	174,673	2,947,947
Personnel, administration and travel	329,762	172,122	247,872	174,966	924,722
Stock-based compensation	38,083	-	5,364	-	43,447
Socio-environmental studies	54,501	53	11,682	-	66,236
Studies and evaluations	77,659	1	22,833	-	100,493
Recovery from funding partner	-	-	-	(170,000)	(170,000)
	2,643,832	712,468	412,101	291,481	4,059,882

Asset retirement obligation cost	-	-	6,870	-	6,870
					-
Total costs incurred	2,643,832	712,468	418,971	(533,519)	3,241,752
					-
Balance, March 31, 2009	14,208,843	4,172,075	12,405,815	10,774,574	41,561,307

Northern Ireland - Dalradian Gold Limited (“Dalradian Gold”) Earn-In Option Agreement – On December 19, 2008 the Company executed a binding earn-in option agreement with C3 Resources, Inc. (“C3 Resources”). Under the terms of the option agreement, C3 Resources can purchase up to 90% of the shares of Dalradian Gold from the Company at a total cost of $9,250,000 and in addition, C3 Resources must fund 100% of the project expenditures until the completion of a bankable feasibility study on the following schedule:

(a) $1,000,000 paid as follows: $375,000 (received in October 2008), $450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange (received in January 2009), and a further $175,000 which is payable on or before March 31, 2009 (by agreement this date was extended to April 15, 2009 and the funds were received on April 15, 2009); (b) $3,250,000 upon the completion of an updated NI 43-101 compliant resource estimation, on or before December 31, 2010 (the “First Earn-In”); (c) $1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the “Second Earn-In”); and, (d) $3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the “Third Earn-In”).

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

5. MINERAL PROPERTIES (continued)

Upon completion of the First Earn-In, the Company will transfer an equity interest of 51% in Dalradian Gold to C3 Resources, and the Company and C3 Resources will enter into joint-venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest).

If C3 Resources has paid Tournigan a total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, and C3 Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to an additional 23% equity interest in Dalradian, resulting in an aggregate 90% equity interest in Dalradian Gold. Tournigan may then either participate in the joint venture by sharing expenditures with C3 Resources on a pro rata basis, or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

If, after exercising the option to earn the First Earn-In (51% interest), C3 Resources chooses not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, then Tournigan and C3 Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

At March 31, 2009 the Company recorded an accounts receivable and a recovery from funding partner of $170,000 from C3 Resources for expenses for Dalradian Gold capitalized and funded by the Company that were reimbursable pursuant to the agreement with C3 Resources. C3 Resources paid the Company on April 15, 2009.

Slovakia - Kremnica - The Company has a 100% interest in the Kremnica property in central Slovakia. The property is comprised of the Kremnica mining licence, which expires in June 2009, and also the Lutila and Vyhne exploration licences, which expire in March 2012 and February 2013, respectively, with Company renewal options. Aggregate licence fees and minimum work commitments are expected to be approximately $118,000 for fiscal 2009 and $140,000 for fiscal 2010.

Disposal of Tournigan USA Inc. (“TUSA”) – On February 27, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. On February 27, 2009, Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will secure the release of TUSA’s US$930,000 of reclamation bonds less any applicable reclamation costs which at September 30, 2008 had been estimated at US$52,000 for an estimated net amount of US$878,000 (the “Reclamation Receivable”). Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V approved this related party transaction.

The Company wrote off the cost of the Projects of TUSA in the fiscal year ended September 30, 2008. On February 27, 2009 the Company recorded the disposition of TUSA and a combination of a change in exchange rates and working capital recoveries the Company recorded a mineral property cost recovery of $120,205 in the six months ended March 31, 2009.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

6. FINANCIAL INSTRUMENTS

a) Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, prepaid expenses and deposits, reclamation receivable and accounts payable and accrued liabilities.

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, reclamation receivable and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and reclamation receivable. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $941,864 of value added taxes receivable from Slovakian government agencies. The Company disposed of its US$930,000 restricted deposits offset by a current asset retirement obligation of US$52,000 in the second calendar quarter of 2009 and received the US$878,000 Reclamation Receivable as consideration. The Reclamation Receivable and a promissory note in the amount of US$325,327 included in accounts receivable relate to the sale of TUSA by the Company to Fischer-Watt as described in note 5 are unsecured.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in business bank accounts which are available on demand. As of March 31, 2009, the Company had enough funds available to meet its financial liabilities and future financial liabilities from its commitments for the current year.

Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. The significant market risk exposures to which the Company is exposed are foreign currency, interest and equity price risk. Since the Company has not developed producing mineral interest, it is not exposed to commodity price risk at this time.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s expenditures in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna until December 31, 2008, the Euro since Slovakia converted from the Slovak Koruna to the Euro on January 1, 2009, the US Dollar and the British Pound. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

6. FINANCIAL INSTRUMENTS (continued)

Foreign currency risk – (continued)

As at March 31, 2009, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Euro and the US Dollar.

	Euro	US $

Cash	92,577	450,457
Account receivable	563,653	1,283,327
Prepaid expenses and deposits	25,625	2,412
Account payable and accrued liabilities	(92,172)	-
Asset retirement obligations	(6,120)	-

Net assets	583,563	1,736,196

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Euro vis-à-vis the Canadian Dollar would result in a $97,513 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis-à-vis the Canadian Dollar would result in a $218,986 increase or decrease, respectively, in net income and shareholders’ equity.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates. The fair value of its investments is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Price risk - The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

7. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

		6 months ended
		March 31, 2009
	Number of	Amount	Contributed
	shares	$	Surplus $
Balance, September 30, 2008	122,697,859	108,370,841	9,031,777

Stock-based compensation	-	-	189,333
Balance, March 31, 2009	122,697,859	108,370,841	9,221,110

Escrow shares - There were 9,375 common shares held in escrow for all periods presented. Subject to receipt of regulatory approval, the Company will request cancellation of the escrow agreement and return the shares to its treasury.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

7. SHARE CAPITAL (continued)

Warrants – As at September 30, 2008 and March 31, 2009 there were no share purchase warrants outstanding.

Options – The Company has a rolling stock option plan applicable to directors, employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

A summary of the changes to the Company's stock options is presented below:

		Weighted
		Average
		Exercise
		Price
	Options	$
Outstanding, September 30, 2008	9,005,834	1.67
Granted	550,000	0.23
Forfeited	(2,216,417)	2.19
Outstanding, March 31, 2009	7,339,417	1.41

As at March 31, 2009 the Company has stock options outstanding and exercisable as follows:

		Options Outstanding		Options Exercisable
		Weighted Average	Weighted		Weighted
Range of		Remaining	Average	Number	Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price
$	#	(yrs)	$	#	$
0.22 to 0.99	2,530,000	3.29	0.59	880,000	0.48
1.00 to 1.99	3,816,083	2.58	1.50	3,453,084	1.53
2.00 to 2.99	430,000	2.97	2.90	430,000	2.90
3.00 to 3.99	563,334	3.09	3.40	538,334	3.41
	7,339,417	2.89	1.41	5,301,418	1.66

As at March 31, 2009, the market price of the Company’s stock closed at $0.21 and the intrinsic value of the unexercised options was $ nil.

Shareholders’ rights plan

The directors of the Company approved the adoption of a renewal shareholder rights plan, dated March 2, 2009 (the “Rights Plan”) which was ratified by the Company’s shareholders on April 6, 2009. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

8. STOCK-BASED COMPENSATION

Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted-average assumptions were used to estimate grant date fair values in the six months ended March 31, 2009.

	Six Months	Six Months
	Ended	Ended
	March 31, 2009	March 31, 2008
Employees and Directors

Expected stock price volatility	103%	87%
Expected life of options	2 years	2.4 years
Risk free interest rate	1.6%	3.28%
Expected dividend yield	Nil	Nil
Weighted average per share grant date fair value of options granted in period	$0.13	$0.61

Presentation
	Six Months	Six Months
	Ended	Ended
	March 31, 2009	March 31, 2008
Total stock-based compensation cost	189,333	749,787
Less: capitalized to mineral properties	(43,447)	(60,694)

Stock-based compensation expense	145,886	689,093

9. NON-CASH TRANSACTIONS

	Six months ended
	March 31,	March 31,
	2009	2008
	$	$
Stock-based compensation capitalized to mineral properties	43,447	60,694
Amortization capitalized to mineral properties	39,708	35,845
Shares issued for mineral properties		459,000
Accounts payable and accrued liabilities capitalized to mineral properties	1,072,430	-
Accounts receivable deducted from mineral properties	170,000	-
Asset retirement obligation capitalized to mineral properties	7,264	-

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

10. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions
	Six months ended
	March 31,	March 31,
	2009	2008
	$	$

Cost reimbursements from companies with common directors and/or officers	-	310,031
Legal fees to a law firm in which a director is a partner	31,227	85,453
Geological consulting fees paid to a company with common directors	-	48,849
Consulting fees to companies controlled by officers	29,750	-

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	March 31,	March 31,
	2009	2008
	$	$

Due from related parties	100,904	229,875
Due to related parties	136,577	117,167

11. SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry. Enterprise-wide information about geographic areas is as follows:

		March 31,	September 30,
		2009	2008
		$	$
a)	Mineral properties
	Slovakia	30,786,733	27,011,462
	Northern Ireland	10,774,547	11,308,093
		41,561,307	38,319,555
b)	Property and equipment
	Foreign	500,898	531,592
	Canada	284,770	351,327
		785,668	882,919

TOURNIGAN ENERGY LTD. (a development stage company)
2009 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended March 31, 2009
(expressed in Canadian dollars) (unaudited)

12. COMMITTMENTS

Head office lease - On May 29, 2009, in exchange for a payment of $183,293, to the landlord the Company surrendered the Vancouver head office lease and is released from all remaining obligations of the lease.

Drilling contract - A subsidiary of the Company has entered into a drilling contract with a Slovakian drilling company whereby the Company has committed to drill 4,190 metres by December 31, 2010 at an estimated equivalent cost of $275 per metre. If the Company terminates the contract a 15% penalty against the remaining commitment will be payable.

13. SUBSEQUENT EVENTS

Subsequent to March 31, 2009 the Company:

a)	The board of directors granted 2,125,000 stock options pursuant to the Company’s stock option plan at an exercise price of $0.44 and a term of five years;

b)	An additional 807,684 stock options were forfeited at the expiry of the 90 day grace period following termination of employment.

c)	See note 12 commitments and note 5 mineral properties